# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sound Group Inc., CIK 0001783407
CUSIP: 53933L203
Title of class of securities: American depository shares, each ADS representing two hundred (200) Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 108 ROBINSON ROAD, #09-01, SINGAPORE, Singapore (U0), 068900
Date of event which requires filing of this statement: 04/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002133483

## Reporting persons
- THIRUMALA SRINIDHI: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 68,400,000; shared voting power 0; sole dispositive power 68,400,000; shared dispositive power 0; aggregate amount beneficially owned 68,400,000 (11.2% of the class)
  Comment: The Reporting Person owns 342,000 American Depositary Shares ("ADSs") of Sound Group Inc. as of the date of this filing. Each ADS represents 200 Class A Ordinary Shares. The ownership percentage of the Reporting Person is calculated based on a total of 611,614,150 Class A Ordinary Shares (excluding 841,050 Class A Ordinary Shares held by Kastle Limited) outstanding as of February 28, 2026, as reported in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2026. The CUSIP number set forth above is for the ADSs only.

## Item 1. Issuer
Name of issuer: Sound Group Inc.
Address of issuer's principal executive offices: 108 ROBINSON ROAD, #09-01, SINGAPORE, SINGAPORE, 068900

## Item 2. Person Filing
Name of person filing: THIRUMALA SRINIDHI
Address of principal business office or, if none, residence: 809 Cuesta Dr, Suite B PMB 1026, Mountain View, CA 94040
Citizenship: USA - UNITED STATES OF AMERICA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 342,000 ADSs representing 68,400,000 Class A Ordinary Shares
Percent of class: 11.18%
Sole power to vote or to direct the vote: 342,000 ADSs representing 68,400,000 Class A Ordinary Shares
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 342,000 ADSs representing 68,400,000 Class A Ordinary Shares
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- THIRUMALA SRINIDHI: THIRUMALA SRINIDHI, INDIVIDUAL (08/24/2026)